United States Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2002

DIALOG SEMICONDUCTOR PLC

(Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.)

TABLE OF CONTENTS

1. Press Release of Dialog Semiconductor Plc dated November 11, 2002: "Dialog launches new camera module product family"

2. Press Release of Dialog Semiconductor Plc dated November 13, 2002: "Dialog Semiconductor complies with German Corporate Governance Code"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

                            Date  November 15, 2002          By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

1. Dialog launches new camera module product family

Kirchheim/Teck-Nabern, Germany, November 11, 2002 - Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Neuer Markt: DLG) has launched the first two products of a new family of standard CMOS image sensing modules. The DA3510 and DA3520 will enable high quality photo imaging and video capabilities to be embedded into next generation mobile phones and personal digital assistant (PDA) products. Key features include the unique XDR 1) (extended dynamic range) technology, ensuring clear images are captured under widely contrasting ambient light, and best of class performance in low light conditions.

"The availability of VGA resolution in a compact camera module positions our products at the high end of the quality scale. They will allow manufacturers to develop handsets that can also double up as good quality still cameras, whereby the user can take high resolution pictures using the handset and transfer them to a computer or output device when returning to base," commented Roland Pudelko, CEO & president of Dialog Semiconductor.

Modules with and without image DSP

The DA3510 is more than just an image sensor with a lens. It is a full VGA (video graphics array) format digital camera module based on Dialog Semiconductor’s proprietary color-CMOS sensor technology. The product comprises a VGA format sensor, dedicated image DSP (digital signal processing) device, customizable glass or plastic lens systems and a housing with a flexible connector. Full VGA resolution enables high quality pictures and precision color balance in the same size and for the same cost as other lower specified camera modules available on the market.

Dialog has also introduced the DA3520, for manufacturers requiring only an imaging module without DSP. This product provides the same high quality image as the DA3510.

Class leading low light performance and high dynamic range

Both products are aimed at applications requiring high quality pictures using low power. Key features that distinguish Dialog’s technology are extended dynamic range (XDR® 1)), providing a response equivalent to human vision and film responses for the highest quality natural images plus a very small pixel size of 5.6µm x 5.6µm, providing better pictures in low light (minimum illumination of 2 lux). Also featured is the high performance, low power CMOS active pixel sensor technology that is capable of producing CCD quality digital images in VGA format for video or still imaging of up to 30 frames/sec.

Standalone camera system for portable applications

The DA3510 is a standalone camera system, requiring only a single supply (2.7V to 3.1V), clock and interface to control and transfer both still and motion pictures. This provides an image processing solution ideally suited to systems where the host processor cannot accommodate extra tasks. In a module size of just 10 x 10 x 8mm, including DSP, it supports pixel correction, provides a multiple image format and viewfinder support with a fixed focus lens system. In addition it handles automatic exposure control, variable light level calibration and image rotation functions. All the control features can be programmed and configured through a standard I2C compatible interface. Image data is output via a synchronous serial or parallel CCIR656 compatible interface.

Evaluation kit available

The DA3510 and DA3520 are available now for evaluation using a kit, which contains a detailed data sheet, CMOS camera module, interface card, PCI frame grabber card and PC software to control the module

Ends
Notes to editors:
1) XDR® is a registered trademark of Dialog Semiconductor

Reader enquiries should be directed to enquiry@diasemi.com, or call: +49 7021 8050, fax: +49 7021 805100.

2. Dialog Semiconductor complies with German Corporate Governance Code

Kirchheim/Teck-Nabern, November 13, 2002 - Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Neuer Markt: DLG), has decided to voluntarily comply with the German Corporate Governance Code (as a foreign Company listed on the German stock exchange) and to establish and publish its own Corporate Governance Standards corresponding in substance to the provision of the "Declaration on Corporate Governance".

"This step is a further improvement of our own Corporate Governance principles which have already reflected key elements of the German Code", explains Roland Pudelko, CEO & President of Dialog Semiconductor

Following its IPO in 1999, Dialog Semiconductor implemented Corporate Governance principles according to the requirements of Nasdaq Europe, such as insider trading rules and an audit and compensation committee.

"We believe a high standard of corporate governance is suited to protect shareholder's rights and to facilitate and improve the communication with shareholders", continues Roland Pudelko.

The Company understands Corporate Governance as a process which has to be continuously revised and improved in order to adhere to ever changing conditions. Dialog Semiconductor expects future challenges resulting from the Sarbanes-Oxley Act as well as from the latest Nasdaq Corporate Governance standards which are currently under review for approval by the SEC.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal component and system level solutions for wireless communications, automotive and industrial applications. Dialog's innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com